                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     Of the SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2000.

         Sideware Systems Inc.

         Suite 102, 930 West First Street, North Vancouver, British Columbia, Canada V7Y 3N4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F      X      .                    Form 40-F             .
                  -------------                              -------------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to RULE 12g3-2(b) under the Securities Exchange Act of 1934.]

         Yes                         .            No        X               .
            -------------------------               ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with RULE 12g3-2(b): 82 -               .
                                     --------------

BCSC              BRITISH COLUMBIA                        QUARTERLY REPORT
                  SECURITIES COMMISSION                       FORM 61
--------------------------------------------------------------------------------

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows:

SCHEDULE A:  FINANCIAL INFORMATION

Financial information prepared in accordance with general accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

FOR THE FIRST, SECOND AND THIRD FISCAL QUARTERS:

An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

FOR THE FOURTH FISCAL QUARTER (YEAR END):

Annual audited financial statements.

SCHEDULE B:  SUPPLEMENTARY INFORMATION

The supplementary information set out below is to be provided when not included in Schedule A.

1.   FOR THE CURRENT FISCAL YEAR-TO-DATE:

     Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales, and general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.

2.   FOR THE QUARTER UNDER REVIEW:

     (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price total proceeds, type of consideration (cash, property, etc.) and commission paid.

     (b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.

3.   AS AT THE END OF THE QUARTER:

     (a) Particulars of authorized capital and summary of shares issued and outstanding.

     (b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date.

     (c)  Total number of shares in escrow or subject to a pooling agreement.

     (d)  List of directors.

SCHEDULE C:  MANAGEMENT DISCUSSION

Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive:

     Acquisition or abandonment of resource properties, acquisition of fixed assets, financings and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, special resolutions passed by shareholders.

Specifically, the management discussion must include:

     (a) disclosure of and reasons for any material differences in the ACTUAL use of proceeds from the previous disclosure by the issuer regarding its INTENDED use of proceeds; and

     (b) a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quarter and disclosure of the material terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.

--------------------------------------------------------------------------------
FREEDOM OF INFORMATION AND PROTECTION OF PRIVACY ACT: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Statutory Filings (604-899-6729), 200 - 865 Homby Street, Vancouver, British Columbia V6Z 2H4. Toll Free in British Columbia 1-800-373-6393
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
ISSUER  DETAILS
NAME OF ISSUER                                                FOR QUARTER ENDED     DATE OF REPORT
                                                                                    Y      M      D

SIDEWARE SYSTEMS INC.                                              03/31/00        0 0    0 5    3 0
------------------------------------------------------------------------------------------------------
ISSUER'S ADDRESS

102 - 930 WEST 1ST STREET,
------------------------------------------------------------------------------------------------------
CITY                    PROVINCE            POSTAL CODE       ISSUER FAX NO.   ISSUER TELEPHONE NO.

NORTH VANCOUVER            BC               V 7 P  3 N 4      (604) 980-7121    (604) 986-
------------------------------------------------------------------------------------------------------
CONTACT PERSON                              CONTACT'S POSITION                 CONTACT TELEPHONE NO.

GRANT SUTHERLAND                              CHAIRMAN                          (604) 986-612
------------------------------------------------------------------------------------------------------
CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE
CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL
BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

------------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                  PRINT FULL NAME                                DATE SIGNED
                                                                                     Y    M    D

-  /s/ Owen Jones                       OWEN JONES                                  0 0  0 5  3 0
------------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                  PRINT FULL NAME                                DATE SIGNED
                                                                                     Y    M    D

-  /s/ Grant Sutherland                 GRANT SUTHERLAND                            0 0  0 5  3 0
------------------------------------------------------------------------------------------------------

                        Consolidated Financial Statements of

                        SIDEWARE  SYSTEMS  INC.

                        (Expressed in Canadian dollars)

                        Three months ended March 31, 2000 and 1999
                        (Unaudited)

SIDEWARE SYSTEMS INC.

(A Development Stage Enterprise)

Consolidated Balance Sheets
(Unaudited)
(Expressed in Canadian dollars)

March 31, 2000 and 1999

===================================================================================================
                                                                            2000            1999
---------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                        $ 29,613,960    $  1,049,681
     Accounts receivable - other (note 4)                                  153,741          54,947
     Due from related parties (note 5(b))                                   98,965         632,611
     Share subscriptions receivable (note 8)                               376,942            --
     Inventory                                                             360,501           6,115
     Prepaid expenses                                                      442,062         115,149
     Current portion of long-term receivables (note 6)                       9,763            --
     ----------------------------------------------------------------------------------------------
                                                                        31,055,934       1,858,503

Deposit on lease                                                           130,349          25,807

Long-term receivables (note 6)                                             165,988            --

Deferred charges (note 6)                                                  145,431            --

Fixed assets (note 7)                                                    1,557,234         749,677
---------------------------------------------------------------------------------------------------

                                                                      $ 33,054,936    $  2,633,987
===================================================================================================

Liabilities and Shareholders' Equity

Current liabilities
     Accounts payable and accrued liabilities                         $  1,107,173    $    173,794
     Deferred revenue                                                        7,911            --
---------------------------------------------------------------------------------------------------
                                                                         1,115,084         173,794

Shareholders' equity:
     Share capital (note 8)                                             56,180,455      13,225,884
     Special warrants (note 8(d))                                             --         2,214,490
     Commitment related to investment advisory services (note 8(e))           --            75,000
     Deficit accumulated during the development stage                  (24,240,603)    (13,055,181)
     ----------------------------------------------------------------------------------------------
                                                                        31,939,852       2,460,193

Future operations (note 2)
Litigation (note 10)
Commitments (note 12)
Subsequent events (note 13)

---------------------------------------------------------------------------------------------------

                                                                    $   33,054,936   $   2,633,987
===================================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

 /s/ Grant Sutherland  Director      /s/ Owen Jones  Director
 --------------------                --------------

SIDEWARE SYSTEMS INC.

(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit
(Unaudited)

(Expressed in Canadian dollars)

===================================================================================================
                                                                       Three months ended March 31,
                                                                       ----------------------------
                                                                         2000                 1999
---------------------------------------------------------------------------------------------------
Revenue:
   Sales to unrelated parties                                          $       --     $      1,783
     Equipment sales to related parties (note 5(a))                           8,806         66,908
     ----------------------------------------------------------------------------------------------
                                                                              8,806         68,691
Cost of sales (exclusive of amortization and
  other costs disclosed separately below):
     Sales to unrelated parties                                                --              894
     Equipment sales to related parties (note 5(a))                           8,806         66,908
     ----------------------------------------------------------------------------------------------
                                                                               8,806         67,802
---------------------------------------------------------------------------------------------------

     Gross margin                                                               --              889
Interest income                                                              133,603          2,970

---------------------------------------------------------------------------------------------------

Operating income before operating expenses                                   133,603          3,859

Operating expenses:

     Marketing                                                             1,174,680        170,503
     Research and development, net of government grants of $2,827
        (March 31, 1999 - $3,454)                                            513,159        185,592
     Selling, general and administrative                                   2,371,199        380,446
     ----------------------------------------------------------------------------------------------
                                                                           4,059,038        736,541
---------------------------------------------------------------------------------------------------

Loss for the period                                                        3,925,435        732,682

Deficit accumulated during the development
   stage, beginning of period                                             20,315,168     12,322,499
---------------------------------------------------------------------------------------------------

Deficit accumulated during the development
   stage, end of period                                                 $ 24,240,603   $ 13,055,181
===================================================================================================

Loss per share information:
   Basic and diluted                                                    $       0.07   $       0.03
===================================================================================================

Weighted average number of common shares outstanding                      56,190,341     28,051,622
===================================================================================================

See accompanying notes to consolidated financial statements.

SIDEWARE SYSTEMS INC.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

==================================================================================
                                                      Three months ended March 31,
                                                      ----------------------------
                                                            2000            1999
----------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the period                              $ (3,925,435)   $   (732,682)
     Amortization, an item not involving cash              147,714          56,536
     Changes in non-cash operating working capital:
         Accounts receivable                                24,214         (19,766)
         Due from related parties                         (155,745)        (57,296)
         Inventory                                        (253,850)         37,990
         Prepaid expenses                                  (91,276)        (16,741)
         Accounts payable and accrued liabilities          524,080        (104,944)
         Deferred revenue                                    7,911            --
----------------------------------------------------------------------------------
                                                        (3,722,387)       (836,903)

Financing:
     Due to directors and officers                        (317,000)           --
     Share subscriptions receivable                       (376,942)           --
     Special warrants issued for cash                         --         1,237,408
     Shares issued for cash, net share issue costs      10,203,976         509,110
     Share subscriptions received                       15,739,680            --
     -----------------------------------------------------------------------------
                                                        25,249,714       1,746,518

Investments:
     Long-term receivables and deferred charges              1,337            --
     Purchase of capital assets                           (372,009)       (159,684)
     Deposit on lease                                     (101,177)        (17,594)
     -----------------------------------------------------------------------------
                                                          (471,849)       (177,278)
----------------------------------------------------------------------------------

Increase in cash and cash equivalents                   21,055,478         732,337

Cash and cash equivalents, beginning of period           8,558,482         317,344
----------------------------------------------------------------------------------

Cash and cash equivalents, end of period              $ 29,613,960    $  1,049,681
==================================================================================

Supplemental information:
     Cash paid for interest                           $       --      $       --
     Cash paid for taxes                              $       --      $       --

Non-cash financing activities:
     Shares issued on exercise of special warrants    $       --      $  1,237,408
==================================================================================

See accompanying notes to consolidated financial statements.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

1.   GENERAL:

     The Company was incorporated in 1983 under the Company Act (British Columbia). Its principal business activity is developing and marketing of software technology solutions with a principal focus on the e-commerce market.

2.   FUTURE OPERATIONS:

     For financial reporting purposes, the Company is considered to be in the development stage and the accompanying financial statements are those of a development stage enterprise.

     The Company has not generated significant revenues from these operations. As at March 31, 2000, the Company has an accumulated deficit of $24,240,603 and incurred a loss of $3,925,435 during the three months ended March 31, 2000. In addition, the Company is the defendant in a number of legal proceedings and claims, for which the maximum potential losses are material (note 10). The Company has filed counterclaims on certain of these claims. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. The Company's continuance as a going concern is dependent upon its ability to obtain adequate equity financing, to reach profitable levels of operation and its success in defending existing legal claims all of which are consistent with management's intentions. There is no certainty that such conditions can be achieved. In the next twelve months, management of the Company intends on applying existing working capital to continue development of its products and to pursue sales and strategic alliance opportunities with respect to such products.

3.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of presentation:

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which, except as set out in note 14, also comply in all material respects with generally accepted accounting principles in the United States. The consolidated financial statements include the accounts of the company, and its subsidiaries, Sideware International SRL, 3032650 Nova Scotia Company, 9050 Investments Ltd. (inactive), Sideware Corp. (formerly Collaborative Groupware Inc.), Evergreen International Technology Inc. (inactive) and 9123 Investments Ltd. (inactive), all of which are wholly-owned. In addition, the Company accounts by the equity method for its one-third interest in Concurrent Adoptive Recognition Corp., which is inactive. All material intercompany balances and transactions have been eliminated.

     (b) Cash and cash equivalents:

         Cash equivalents are highly liquid financial instruments having terms to maturity at the date of acquisition of not more than three months.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 2
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (c) Share subscriptions receivable:

         Share subscriptions receivable represent amounts receivable on issued common shares.

     (d) Inventory:

         Inventory is valued at the lower of cost and net realizable value with cost being determined on a first-in-first-out basis. Cost is defined as the cost paid to third parties for materials plus other applicable direct costs.

     (e) Fixed assets:

         Fixed assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:

---------------------------------------------------------------------------------------------------
         Asset                                                           Basis                 Rate
---------------------------------------------------------------------------------------------------
         Furniture and fixtures                              declining-balance                  20%
         Computer equipment                                  declining-balance                  30%
         Trade show assets                                   declining balance                  20%
         Computer software                                       straight-line                  50%
         Leasehold improvements                                  straight-line           lease term
---------------------------------------------------------------------------------------------------


     (f) Deferred charges:

         Deferred charges represent the discount on notes receivable and will be recognized by the yield method over the term of the note.

     (g) Income taxes:

         The Company follows the asset and liability method of accounting. Under this method, future income tax assets and liabilities are measured using enacted tax rates for future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. In addition, the Company records those investment tax credits, for which it has reasonable assurance of realization, as a reduction of the expenses or the cost of capital assets to which they relate.

     (h) Research and development costs:

         Research costs are expensed as incurred. Development costs are deferred if they meet certain specified criteria which relate to the identification of costs, future benefits and funding requirements. Where development costs do not meet such criteria, they are expensed as incurred. Government grants, which are not refundable, are disclosed as a reduction of the related cost. Management periodically assesses the underlying value of deferred development costs by reference to business plans and estimated future cash flows and records write-downs where appropriate.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 3
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (i) Revenue recognition:

         The Company recognizes revenue when title has passed to the customer, the collectability of the consideration is measurable and the Company has no significant remaining performance obligations. This includes revenues from sales to resellers, which are recorded in accordance with their terms, when the resellers have no right of return and the Company has no other remaining performance obligations. The Company recognizes sales of equipment, to related parties, in revenues and related costs in cost of sales as the Company takes title to and holds the equipment, bearing all of the risks and rewards of ownership, prior to sale, and bears the same risks as for sales to unrelated parties after sale including the risks related to collection of receivables.

         Cash received in advance of meeting the revenue recognition criteria is recorded as deferred revenue.

     (j) Foreign currency translation:

         Monetary assets and liabilities denominated in a foreign currency have been translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities and revenue and expense items are translated at rates prevailing when they were acquired or incurred. Exchange gains and losses arising on translation of assets and liabilities denominated in foreign currencies are included in operations.

         The Company's subsidiaries are treated as integrated operations and the related accounts are translated into Canadian dollars using the temporal method as follows:

         (1) Revenue and expenses at average exchange rates for the year;

         (2) Monetary items at the rates of exchange prevailing at the balance sheet dates;

         (3)      Non-monetary items at historical exchange rates; and

         (4) Exchange gains and losses arising from translation are included in the determination of net earnings for the year.

     (k) Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the useful lives of assets for amortization. Actual amounts may differ from these estimates.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 4
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (l) Loss per share:

         Loss per share is calculated based on the weighted average number of shares outstanding.

         As the effect of outstanding options, warrants and special warrants is anti-dilutive, fully diluted loss per share does not differ from basic loss per share.

     (m) Unaudited interim financial statements:

         The financial information as at March 31, 2000 and 1999, and for the three months ended March 31, 2000 and 1999 is unaudited. Such financial information reflects all adjustments (consisting solely of normal recurring adjustments) which are necessary for a fair presentation of the results for the periods presented.

4.   ACCOUNTS RECEIVABLE OTHER:

     Accounts receivable, at March 31, 2000, is comprised of $132,668 (March 31, 1999 - $54,947) of Goods and Services Tax credits receivable with the balance made up of miscellaneous recoverable amounts.

5.   RELATED PARTY TRANSACTIONS:

     (a) Transactions with related parties:

         The following table summarizes the Company's related party transactions with certain directors of the Company:

--------------------------------------------------------------------------------
                                                    Three months ended March 31,
                                                    ----------------------------
                                                     2000                 1999
--------------------------------------------------------------------------------
         Services rendered                     $    243,500         $     94,092
         Salaries                                   321,126               81,938
--------------------------------------------------------------------------------


         Included in revenues and cost of sales are revenues and related costs associated with equipment sales to BrainTech, Inc. and TechWest Management Inc., companies with certain common shareholders and directors to the Company.

     (b) Due from related parties:

         At March 31, 2000, the Company was owed $98,695 (March 31, 1999 - $632,611) with respect to costs incurred by the Company on behalf of BrainTech Inc. and TechWest Management Inc., companies with directors in common.

         These amounts are unsecured, payable on demand and bear no interest.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 5
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

6.   LONG-TERM RECEIVABLES:

   ----------------------------------------------------------------------------------------------------------
                                                                          March 31,        March 31,
                                                                            2000              1999
   ----------------------------------------------------------------------------------------------------------
   Employee loan, maturing September 30, 2024, bearing
     interest at 1% per annum, repayable in bi-monthly blended
     instalments of $565, except if employment is terminated
     in which case it is repayable immediately, real estate has been pledged as security, net of unamortized discount of
     $145,431                                                            $   149,687       $      --

     Employee loans, maturing September 30, 2002, bearing
       interest at prime plus 1% per annum                                    26,064       $      --
     --------------------------------------------------------------------------------------------------------
                                                                         $   175,751       $      --

     Less current portion                                                     (9,763)      $      --

     --------------------------------------------------------------------------------------------------------

                                                                         $    165,988      $      --
     --------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------


     The employee loan secured by real estate has been discounted to fair market value calculated at prime plus 1%, which is the prevailing rate of similar financial instruments, over 25 years

7.   FIXED ASSETS:

     --------------------------------------------------------------------------------------
                                                                   Accumulated     Net book
     MARCH 31, 2000                                       Cost    amortization        value
     --------------------------------------------------------------------------------------
     Furniture and fixtures                        $   543,440    $   148,379   $   395,061
     Computer equipment                              1,160,063        468,327       691,736
     Trade show assets                                 210,662         41,017       169,645
     Computer software                                 162,680         91,546        71,134
     Leasehold improvements                            951,001        721,343       229,658
     --------------------------------------------------------------------------------------

                                                   $ 3,027,846    $ 1,470,612   $ 1,557,234
     --------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------


     --------------------------------------------------------------------------------------
                                                                   Accumulated     Net book
     MARCH 31, 1999                                       Cost    amortization        value
     --------------------------------------------------------------------------------------

     Furniture and fixtures                        $   251,314    $    88,908   $   162,406
     Computer equipment                                558,466        297,424       261,042
     Trade show assets                                 112,580         12,683        99,897
     Computer software                                 110,678         57,923        52,755
     Leasehold improvements                            709,504        535,927       173,577
     --------------------------------------------------------------------------------------

                                                   $ 1,742,542    $   992,865   $   749,677
     --------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 6
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------


8.   SHARE CAPITAL:

     Authorized:

         200,000,000 common shares without nominal or par value.

     Issued:

     -------------------------------------------------------------------------------------------
                                                                         Number
                                                                       of shares          Amount
     -------------------------------------------------------------------------------------------
     Balance, April 30, 1996                                          10,792,309    $  5,451,969

     Shares issued on exercise of special warrants                     7,683,000       1,754,500
     Shares issued on exercise of non-transferable warrants              404,500         202,250
     Cancellation of shares (a)                                       (3,924,396)           --
     Shares issued for settlement of debt                              1,489,446         372,362
     Performance shares issued for cash                                  750,000           7,500
     Shares issued on exercise of options                                123,000          44,280
     Less share issue costs                                                 --           (93,437)
     -------------------------------------------------------------------------------------------

     Balance, April 30, 1997                                          17,317,859       7,739,424

     Shares issued on exercise of special warrants                     4,450,000       1,293,750
     Shares issued on exercise of non-transferable warrants            4,203,100       2,106,500
     Shares issued on exercise of options                                699,000         352,100
     Shares issued to a director in satisfaction of a royalty claim      100,000          25,000
     -------------------------------------------------------------------------------------------

     Balance, April 30, 1998                                          26,769,959      11,516,774

     Shares issued on exercise of special warrants                       500,000       1,200,000
     -------------------------------------------------------------------------------------------

     Balance, December 31, 1998                                       27,269,959      12,716,774

     Shares issued on exercise of special warrants                     9,724,611       4,149,843
     Shares issued on exercise of non-transferable warrants           10,434,335       5,078,666
     Shares issued on exercise of options                              1,343,500       1,198,310
     Shares issued for cash                                            2,746,833       6,712,155
     Shares issued for services rendered                                 250,000         160,000
     Share subscriptions (243,900 common shares)                            --           589,296
     Less share issue costs                                                 --          (368,245)
     -------------------------------------------------------------------------------------------

     Balance, December 31, 1999                                       51,769,238      30,236,799

     Shares issued on exercise of non-transferable warrants            2,623,927       3,326,573
     Shares issued on exercise of options                              1,043,600       1,901,213
     Shares issued for cash                                            2,256,100       5,369,256
     Shares issued for subscriptions previously received                 243,900            --
     Share subscriptions (1,084,000 common shares)                          --        15,739,680
     Less share issue costs                                                 --          (393,066)
     -------------------------------------------------------------------------------------------

     Balance, March 31, 2000 (Unaudited)                              57,936,765    $ 56,180,455
     -------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------


     Unless otherwise indicated, common shares issued for non-cash consideration are valued at their market value at date of issuance.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 7
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

8.   SHARE CAPITAL (CONTINUED):

     Of the common shares issued on the exercise of options, $1,524,271 was received in cash and $376,942 is receivable at March 31, 2000.

     (a) Escrow shares:

         Included in issued shares at March 31, 2000 are 1,030,378 shares (March 31, 1999 - 1,030,378) held in escrow to be released based on achievement of a cash flow formula.

     (b) Stock options:

         (i) Activity during the three months ended March 31, 2000 is as follows:

             ------------------------------------------------------------------------------------------------------

                                 Exercise  Outstanding                                    Outstanding        Vested
                                price per  December 31,                         Expired/    March 31,     March 31,
              Expiry date           share         1999    Granted   Exercised  cancelled         2000          2000
              -----------------------------------------------------------------------------------------------------
                                                                                          (Unaudited)
               May 1, 2001        $  0.50      753,000      --      (100,000)      --         653,000       653,000
               February 12, 2002     0.36      123,000      --           -         --         123,000       123,000
               March 26, 2002        0.82       10,000      --       (10,000)      --            --            --
               December 16, 2002     0.70      380,000      --       (95,000)      --         285,000       285,000
               July 6 ,2003          0.36      365,000      --       (20,000)      --         345,000       345,000
               April 14, 2004        1.14      470,000      --      (210,000)      --         260,000       160,000
               April 29, 2004        1.35      161,000      --       (67,500)      --          93,500        93,500
               June 17, 2004         2.33      967,000      --       (97,000)      --         870,000       825,000
               October 4, 2004       2.66      728,500      --      (376,000)      --         352,500       317,500
               October 20, 2004      2.78      149,000      --       (68,100)      --          80,900        45,900
               January 14, 2005  US  8.69        --     1,000,000       --         --       1,000,000       300,000
               January 21, 2005  US 11.08        --     1,000,000       --         --       1,000,000       550,000
              -----------------------------------------------------------------------------------------------------

                                             4,106,500  2,000,000 (1,043,600)      --       5,062,900     3,697,900
              -----------------------------------------------------------------------------------------------------
              -----------------------------------------------------------------------------------------------------

              Stock options vest over periods of up to two years. Exercise price per share is equal to weighted average exercise per share.

         (ii) Activity during the three months ended March 31, 1999 is as follows:

              -----------------------------------------------------------------------------------------------------
                                 Exercise  Outstanding                                    Outstanding        Vested
                                price per December 31,                         Expired/     March 31,     March 31,
              Expiry date           share         1998    Granted  Exercised  cancelled          1999          1999
              -----------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)
               May 1, 2001        $ 0.50      895,000        --       (10,000)       --       885,000       885,000
               February 12, 2002    0.36      267,000        --        (1,000)    (20,000)    246,000       246,000
               February 12, 2002    0.50       40,000        --       (20,000)       --        20,000        20,000
               March 26, 2002       0.82       93,000        --          --          --        93,000        93,000
               December 16, 2002    0.70      740,000        --          --          --       740,000       740,000
               July 6, 2003         0.36      555,000        --       (50,000)       --       505,000       505,000
              -----------------------------------------------------------------------------------------------------

                                            2,590,000        --       (81,000)    (20,000)   2,489,000    2,489,000
              -----------------------------------------------------------------------------------------------------
              -----------------------------------------------------------------------------------------------------

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 8
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

8.   SHARE CAPITAL (CONTINUED):

     (b) Stock options (continued):

         (iii) A summary of the Company's stock option activity is as follows:

----------------------------------------------------------------------------------------
                                                           OUTSTANDING OPTIONS
                                                    -----------------------------------
                                                     Number of         Weighted average
                                                       shares           exercise price
----------------------------------------------------------------------------------------
Balances at April 30, 1996                                    --      $             --
  Options granted                                        2,308,000                  0.49
  Options exercised                                       (123,000)                 0.36
  Options canceled                                        (120,000)                 0.50
----------------------------------------------------------------------------------------

Balances at April 30, 1997                               2,065,000                  0.50
  Options granted                                          800,000                  0.70
  Options exercised                                       (699,000)                 0.50
  Options canceled                                         (45,000)                 0.68
----------------------------------------------------------------------------------------

Balances at April 30, 1998                               2,121,000                  0.57
  Options granted                                          555,000                  0.36
  Options exercised                                           --                    --
  Options canceled                                         (86,000)                 0.55
----------------------------------------------------------------------------------------

Balances at December 31, 1998                            2,590,000                  0.52
  Options granted                                        2,960,000                  2.06
  Options exercised                                     (1,343,500)                 0.89
  Options canceled                                        (100,000)                 0.63
----------------------------------------------------------------------------------------

Balances at December 31, 1999                            4,106,500                  1.51
  Options granted                                        2,000,000                 14.35
  Options exercised                                     (1,043,600)                 1.80
  Options canceled                                            --                    --
----------------------------------------------------------------------------------------

Balances at March 31, 2000 (Unaudited)                   5,062,900    $             4.76
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

     (c) Share purchase warrants:

         (i) The following non-transferable share purchase warrants were outstanding at March 31, 2000:

              --------------------------------------------------------------------
              Number                     Exercise price                     Expiry
              of shares                  per share                            date
              --------------------------------------------------------------------
                  176,000                $0.40                   December 23, 2000

                  197,882                $0.333 US               To March 26, 2001

                2,500,000                $0.55                    To April 7, 2000
                                         $0.63                  From April 8, 2000
                                                                  To April 7, 2001

                1,614,300                $1.64 US             To September 14,2000
                                         $1.89 US          From September 15, 2000
                                                             To September 14, 2001

                2,500,000                $1.64 US             To December 14, 2000
                                         $1.89 US           From December 15, 2001
                                                              To December 14, 2001
              --------------------------------------------------------------------

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 9
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------


8.   SHARE CAPITAL (CONTINUED):

     (c) Share purchase warrants (continued):

         (ii) The following non-transferable share purchase warrants were outstanding at March 31, 1999:

             --------------------------------------------------------------------------------
              Number                             Exercise price                        Expiry
              of shares                          per share                               date
             --------------------------------------------------------------------------------
                210,000                          $0.465                        April 16, 1999
              2,175,000                          $0.43                         April 16, 1999
              1,500,000                          $0.92                       October 23, 1999
             --------------------------------------------------------------------------------

                  Share purchase warrants generally expire two years subsequent to their issuance date.

     (d) Special warrants:

         (i) At March 31, 2000, no special warrants were outstanding.

         (ii) At March 31, 1999, 4,672,805 special warrants were outstanding with the following terms:

--------------------------------------------------------------------------------------
              Number                      Exercise price                        Expiry
              of warrants                 per share                               date
--------------------------------------------------------------------------------------
                90,000                    $0.32                   To November 19, 1999
                                          $0.37                 From November 20, 1999
                                                                  to November 19, 2000

               600,000                    $0.28                    To January 14, 2000
                                          $0.32                  From January 15, 2000
                                                                   To January 14, 2001

             1,432,805                    US $0.265                 To January 7, 2000
                                          US $0.305               From January 8, 2000
                                                                    To January 7, 2001

             2,550,000                    $0.35                     To January 7, 2000
                                          $0.37                   From January 8, 2000
                                                                    To January 7, 2001
--------------------------------------------------------------------------------------


                  Each special warrant under these placements is exchangeable for one common share and one share purchase warrant exercisable for a two year period. Agreements relating to 4,072,085 of the special warrants provided that the number of shares and share purchase warrants will be increased by 10% if the Company does not file documents to qualify the shares for resale within a specified period. The 10% increase subsequently became effective.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 10
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

8.   SHARE CAPITAL (CONTINUED):

     (e) Commitment related to investment advisory services:

         The commitment is with respect to the issuance of 100,000 common shares and 125,000 share purchase warrants exercisable at $0.60 - $0.75 per share for a two year period. The value assigned to these equity instruments of $75,000 has been expensed in a previous period.

9.   INCOME TAXES

     The Company has non-capital loss carry forwards for income tax purposes of approximately $20,335,000 which are available to reduce taxable income of future years which expire as follows:

                           2000                                  $     1,285,000
                           2001                                             --
                           2002                                          650,000
                           2003                                        3,600,000
                           2004                                        2,200,000
                           2005                                        1,650,000
                           2006                                        7,250,000
                           2007                                        3,700,000
                           -----------------------------------------------------
                                                                 $    20,335,000
                           -----------------------------------------------------
                           -----------------------------------------------------


     At March 31, 2000, the gross future tax asset amount relating to a non-capital loss carry forward was $8,500,000 which is reduced by a valuation allowance of $8,500,000 due to the uncertainty surrounding the realization of the future income tax assets. There was no future tax liability at March 31, 2000.

10.  LITIGATION:

     The Company is engaged in the following litigation:

     (a) During the year ended April 30, 1997, a former director of the Company commenced legal proceedings against the Company for $276,000 alleged to be owing to him for unpaid consulting fees and funds loaned or advanced on behalf of the Company. The Company has filed a defense and counterclaim.

     (b) During the year ended April 30, 1997, four former directors commenced legal proceedings against the Company and certain of its present directors claiming unspecified damages for libel. The Company has filed a defense and counterclaim.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 11
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

10.  LITIGATION (CONTINUED):

     (c) During the year ended April 30, 1996, the Company commenced legal proceedings against former directors and officers of the Company, companies related to a former director, and the Company's former solicitors and auditors. The relief claimed included damages for breach of fiduciary duty and negligence, an injunction preventing the sale of a computer program named "E-Glue", and an order setting aside a disputed general security agreement against the Company's assets. 484117 B.C. Ltd., a company controlled by a former director, filed a counterclaim alleging that the Company was indebted to it in the amount of $1,495,594 as at November 4, 1994, and seeking to enforce the disputed general security agreement. The Company's former auditors filed a counterclaim for approximately $50,000 alleged to be owing for professional services.

     (d) During the year ended December 31, 1999, parties related to a former director commenced proceedings against the Company claiming damages for abuse of process. The Company has filed a defense and counterclaim.

         While the ultimate outcomes of these claims are uncertain, management of the Company believes it will be successful in defending these actions and accordingly no amounts have been provided in these financial statements.

11.  FINANCIAL INSTRUMENTS:

     (a) Fair values of financial instruments:

         The Company's short-term financial instruments consist of cash and cash equivalents, accounts receivable, due to/from related parties, due to officers, accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values due to their short term maturity.

         The fair value of the long-term receivables have been calculated using the current market rate for such instruments of the same remaining maturity term and credit risk and approximate carrying value.

     (b) Foreign currency risk:

         Foreign currency risk reflects the risk that the Company's net assets or operations will be negatively impacted due to fluctuations in exchange rates. Revenues billed in United States dollars by the Company come due in the short-term and accordingly, management of the Company believes there is no significant exposure to foreign currency fluctuations. The Company does not have foreign currency hedges in place.

     (c) Credit risk:

         Credit risk reflects the risk that the Company may be unable to recover contractual receivables. No one contract represents a concentration of credit risk. The Company employs established credit approval practices to further mitigate this risk.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 12
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------


12.  COMMITMENTS:

     The Company has obligations under operating lease arrangements which require the following minimum annual payments:

                           2000                                   $    1,031,211
                           2001                                        1,405,449
                           2002                                        1,357,295
                           2003                                        1,137,294
                           2004                                          770,417
                           2005                                        4,818,684
                           -----------------------------------------------------
                                                                  $   10,520,350
                           =====================================================


     Pursuant to agreements with companies with certain common shareholders and directors of the Company, approximately $85,000 of these amounts are recoverable from these related parties for the fiscal year 2000, approximately $116,000 for the fiscal year 2001, approximately $89,000 for the fiscal year 2002, and approximately $36,000 for the fiscal year ending 2003.

13.  SUBSEQUENT EVENTS:

     (a) Stock options:

         Subsequent to March 31, 2000, 101,500 stock options were exercised and converted to common shares for total cash proceeds of $171,815.

         On April 20 and 27, 2000, the Company granted, subject to regulatory approval 4,900,000 and 1,632,000 stock options, respectively, exercisable at a price of US $5.10.

     (b) Share purchase warrants:

         Subsequent to March 31, 2000, 672,000 share purchase warrants were exercised and converted to common shares for total cash proceeds of $684,596.

     (c) Private placement:

         Subsequent to March 31, 2000, the Company issued, through private placements, 1,084,000 units of the Company at a price of U.S.$10.00 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, entitling the holder to purchase one additional common share without par value, exercisable for a period of two years at a price of U.S.$10.00 per share for the first year and at a price of U.S.$11.50 per share the second year. The total proceeds of $15,739,680 from this private placement were received prior to the period ended March 31, 2000 and reflected in share capital as subscriptions received.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 13
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, the measurement principles of which conform, in all material respects, with those in the United States except as described below:

     (a) Stock-based compensation:

         For United States GAAP purposes, the Company has elected to follow the disclosure-only provisions under Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", and applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock-based compensation to employees. Accordingly, the Company's stock-based compensation expense is measured based on the intrinsic value of the option on the date of grant. FAS 123 requires companies that continue to follow APB 25 to disclose the impact of applying the fair value method of FAS 123.

         Under the intrinsic value method of APB 25, the stock option compensation is the excess, if any, of the quoted market value of the stock at the measurement date of the grant over the amount an optionee must pay to acquire the stock. Compensation expense will be recognized at fair value over the service period which generally represents the vesting period. Accordingly, additional compensation expense and paid-up capital of $6,677,748 would be recorded for the three months ended March 31, 2000 (March 31, 1999 - $nil) for United States GAAP purposes. As the related options are exercised, the amounts recorded in paid-in capital are reclassified to issued share capital.

         Had stock compensation expense for the Company's stock option plan been determined based on the fair value methodology under FAS 123, the Company's net loss would have increased for the three months ended March 31, 2000 and 1999 by $7,846,232 and $nil, respectively. In addition, the Company's loss per share under United States GAAP for the three months ended March 31, 2000 and 1999 would have been $0.33 and $0.03, respectively.

         The fair value for the options was estimated using the Black-Scholes option pricing model with the following assumptions: Expected volatility of 80%, risk-free interest rate of 5%, expected life of five years, and a 0% dividend yield.

         The weighted-average fair value of stock options granted for the three months ended March 31, 2000 and 1999 are $7.11 and $nil, respectively.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 14
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (b) Development stage enterprises:

         For United States GAAP purposes, Statement of Financial Accounting Standards No. 7, "Development Stage Enterprises", the Company would be defined to be a development stage enterprise which would require the following additional disclosures:

         (i) The amounts in the consolidated statement of operations and deficit accumulated during the development stage would be presented on a cumulative basis from the Company's inception which is summarized as follows:


              ----------------------------------------------------------------------------------
              Revenues                                                           $     1,271,842
              Cost of sales (exclusive of amortization and other costs
                disclosed separately below)                                              293,736
              ----------------------------------------------------------------------------------
                                                                                         978,106

              Operating expenses:
                  Marketing                                                            5,127,827
                  Research and development                                             4,855,022
                  Selling, general and administrative                                 22,983,209
              ----------------------------------------------------------------------------------
                                                                                      32,966,058
              ----------------------------------------------------------------------------------

              Loss before undernoted                                                  31,987,952
              Other income                                                              (601,851)
              ----------------------------------------------------------------------------------

              Loss accumulated during the development stage under
                US GAAP (Unaudited)                                               $   31,386,101
              ----------------------------------------------------------------------------------
              ----------------------------------------------------------------------------------


         (ii) The amounts in the consolidated statement of cash flows would also be presented on a cumulative basis from the Company's inception which is summarized as follows:

              ----------------------------------------------------------------------------------
              Operations:
                Loss accumulated during the development stage under US GAAP      $   (31,768,104)
                Items not involving the use of cash:
                    Amortization                                                       1,512,582
                    Other                                                              7,882,894
                Changes in non-cash operating working capital items                      149,937
              ----------------------------------------------------------------------------------
                                                                                     (22,222,691)
              Financing                                                               54,564,001
              Investments                                                             (2,727,293)
              ----------------------------------------------------------------------------------

              Increase in cash and cash equivalents during the development stage      29,614,017
              Cash at inception of development stage                                         (57)
              ----------------------------------------------------------------------------------

              Cash and cash equivalents, March 31, 2000 (Unaudited)              $    29,613,960
              ----------------------------------------------------------------------------------
              ----------------------------------------------------------------------------------

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 15
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (b) Development stage enterprises (continued):

         (iii) A cumulative statement of stockholders' equity would be presented as follows:

               ------------------------------------------------------------------------------------------------------------
                                                         Share capital                                            Retained
                                                   ---------------------------     Paid-in        Special          earnings
                                                      Number        Assigned       capital        warrants        (deficit)
               ------------------------------------------------------------------------------------------------------------
               Balance, inception of
                  development stage                   1,044,719   $    526,961   $       --     $       --     $    382,003
               Shares issued for cash                   400,000        100,000           --             --             --
               Loss for the year                           --             --             --             --          (90,976)
               ------------------------------------------------------------------------------------------------------------
               Balance, April 30, 1990                1,444,719        626,961           --             --          291,027

               Shares issued for acquisition of
                  subsidiary                          6,660,452      1,105,231           --             --             --
               Shares issued as settlement for          900,000        225,000           --             --             --
                  debt
               Loss for the year                           --             --             --             --       (2,237,102)
               ------------------------------------------------------------------------------------------------------------
               Balance, April 30, 1991                9,005,171      1,957,192           --             --       (1,946,075)

               Shares issued for cash                   500,000        200,000           --             --             --
               Shares issued for cash                   220,000        198,000           --             --             --
               Loss for the year                           --             --             --             --         (431,506)
               ------------------------------------------------------------------------------------------------------------
               Balance, April 30, 1992                9,725,171      2,355,192           --             --       (2,377,581)

               Shares issued for cash                   783,000        567,250           --             --         (781,817)
               Loss for the year                           --             --             --             --             --
               ------------------------------------------------------------------------------------------------------------
               Balance, April 30, 1993               10,508,171      2,922,442           --             --       (3,159,398)

               Shares issued as a finders fee            53,881         92,675           --             --             --
               Shares issued for cash                 1,588,550      1,671,710           --             --             --
               Shares issued as settlement for          406,450        705,141           --             --             --
                  debt
               Loss for the year                           --             --             --             --       (2,256,961)
               ------------------------------------------------------------------------------------------------------------
               Balance, April 30, 1994               12,557,052      5,391,968           --             --       (5,416,359)

               Shares issued as settlement for          162,165         60,001           --             --             --
                  debt
               Earnings for the year                       --             --             --             --          277,200
               ------------------------------------------------------------------------------------------------------------
               Balance, April 30, 1995               12,719,217      5,451,969           --             --       (5,139,159)

               Cancellation of escrow shares         (1,926,908)          --             --             --             --
               Loss for the year                           --             --             --             --         (898,154)
               ------------------------------------------------------------------------------------------------------------
               Balance, April 30, 1996               10,792,309      5,451,969           --             --       (6,037,313)

               Special warrants issued                     --             --             --        3,250,500           --
               Shares issued on exercise of special
                  warrants                            7,683,000      1,754,500           --       (1,754,500)          --
               Shares issued on exercise of non-
                  transferable warrants                 404,500        202,250           --         (202,250)          --
               Cancellation of shares                (3,924,396)          --             --             --             --
               Shares issued as settlement for        1,489,446        372,362           --             --             --
                  debt
               Performance shares issued for cash       750,000          7,500           --             --             --
               Shares issued on exercise of             123,000         44,280           --             --             --
                  options
               Share issue costs                           --          (93,437)          --             --             --
               Compensatory benefit of employee
                  stock options                            --             --           19,350           --             --
               Assignment of capital on stock options
                  exercised                                --            4,750         (4,750)          --             --
               Loss for the year                           --             --             --             --       (2,002,863)
               ------------------------------------------------------------------------------------------------------------
               Balance, April 30, 1997,
                  carried forward                    17,317,859   $  7,744,174   $     14,600   $  1,293,750   $ (8,040,176)

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 16
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------


14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (b) Development stage enterprises (continued):

         (iii)    (continued):

               -------------------------------------------------------------------------------------------------------------------

                                                                  Share capital                                           Retained
                                                               -------------------        Paid-in        Special          earnings
                                                               Number     Assigned        capital        warrants        (deficit)
               -------------------------------------------------------------------------------------------------------------------
               Balance, April 30, 1997, brought forward      17,317,859  $  7,744,174   $     14,600   $  1,293,750   $(8,040,176)
               Shares issued on exercise of
                non-transferable warrants                     4,203,100     2,106,500           --             --             --
               Shares issued on exercise of options             699,000       352,100           --             --             --
               Shares issued in satisfaction of a royalty
                claim                                           100,000        25,000           --             --             --
               Shares issued on exercise of
                special warrants                              4,450,000     1,293,750           --       (1,293,750)          --
               Special warrants issued                             --            --             --        1,200,000           --
               Assignment of capital on stock options
                exercised                                          --           2,575         (2,575)          --             --
               Loss for the year                                   --            --             --             --      (2,409,390)
               -------------------------------------------------------------------------------------------------------------------
               Balance, April 30, 1998                       26,769,959    11,524,099         12,025      1,200,000   (10,449,566)
               Shares issued on exercise
                of special warrants                             500,000     1,200,000           --       (1,200,000)          --
               Special warrant subscriptions                       --            --             --          977,082           --
               Compensatory benefit of employee                                                                --
                stock options                                      --            --           44,400                          --
               Assignment of capital on stock options
                exercised                                          --             322           (322)          --             --
               Loss for the period                                 --            --             --             --      (1,936,683)
               -------------------------------------------------------------------------------------------------------------------
               Balance, December 31, 1998                    27,269,959    12,724,421         56,103        977,082   (12,386,249)
               Shares issued on exercise of
                non-transferable warrants                    10,434,335     5,078,666           --             --             --
               Shares issued on exercise of options           1,343,500     1,198,310           --             --             --
               Shares issued on exercise of
                special warrants                              9,724,611     4,149,843           --         (977,082)          --
               Shares issued for cash                         2,746,833     6,712,155           --             --             --
               Shares issued for services rendered              250,000       160,000           --             --             --
               Share subscriptions receivable
                (243,900 common shares)                            --         589,296           --             --             --
               Share issue costs                                   --        (368,245)          --             --             --
               Compensatory benefit of employee
                stock options                                      --            --          404,000           --             --
               Assignment of capital on stock options
                exercised                                          --         120,292       (120,292)          --             --
               Loss for the year                                   --            --             --             --      (8,396,669)
               -------------------------------------------------------------------------------------------------------------------
               Balance, December 31, 1999                    51,769,238    30,364,738        339,811           --     (20,782,918)
               Shares issued on exercise of
                non-transferable warrants                     2,623,927     3,326,573           --             --             --
               Shares issued on exercise of options           1,043,600     1,901,213           --             --             --
               Shares issued for cash                         2,256,100     5,369,256           --             --             --
               Shares issued for subscriptions
                previously received                             243,900          --             --             --             --
               Shares subscriptions received
                (1,084,000 common shares)                          --      15,739,680           --             --             --
               -------------------------------------------------------------------------------------------------------------------

               Balance, carried forward                      57,936,765  $ 56,701,460   $    339,811   $       --    $(20,782,918)
               -------------------------------------------------------------------------------------------------------------------
               -------------------------------------------------------------------------------------------------------------------

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 17
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (b) Development stage enterprises (continued):

         (iii)    (continued):

               -------------------------------------------------------------------------------------------------------------

                                                            Share capital                                           Retained
                                                         ---------------------        Paid-in       Special         earnings
                                                         Number       Assigned        capital       warrants       (deficit)
               -------------------------------------------------------------------------------------------------------------
               Balance, brought forward                 57,936,765  $ 56,701,460   $    339,811   $       --    $(20,782,918)
               Share issue costs                              --        (393,066)          --             --            --
               Compensatory benefit of employee
                stock options                                 --            --        6,677,748           --            --
               Assignment of capital on stock
                options exercised                             --         117,560       (117,560)          --            --
               Share subscriptions receivable                 --            --         (376,942)          --            --
               Loss for the year                              --            --             --             --     (10,603,183)
               -------------------------------------------------------------------------------------------------------------

               Balance, March 31, 2000 (Unaudited)      57,936,765  $ 56,425,954   $  6,523,057   $       --    $(31,386,101)
               -------------------------------------------------------------------------------------------------------------
               -------------------------------------------------------------------------------------------------------------

              Identification as a development stage enterprise would not impact the measurement principles applied.

     (c) Research and development:

         For United States GAAP purposes, Statement of Financial Accounting Standards No. 2, "Research and Development Expenditures", requires development costs to be expensed as incurred. Under Canadian GAAP, such expenses are deferred if they meet specified criteria. Since April 30, 1996, no costs have been deferred under Canadian GAAP and, accordingly, no difference has arisen to the amounts that could be reported under United States GAAP.

     (d) Share subscriptions receivable:

         For United States GAAP purposes, share subscriptions receivable at March 31, 2000 of $376,942 (March 31, 1999 - $nil) would be shown as a deduction from the assigned value of share capital in the statement of stockholders' equity.

     (e) Loss per share:

         For United States GAAP purposes, 1,030,378 shares held in escrow as at March 31, 2000 (March 31, 1999 - 1,030,378) are considered contingently issuable. Accordingly, these shares are excluded from the weighted average number of shares outstanding for the purposes of calculating loss per share amounts. To the extent that common shares held in escrow are released based on the achievement of performance measures, compensation expense will be recognized under United States GAAP at the date the shares became releasable for the difference between the market value of the shares at that date and the nominal consideration originally paid.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 18
(Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2000 and 1999

--------------------------------------------------------------------------------

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (f) Summary of United States GAAP adjustments:

         The following table sets forth the effect on the loss for the period and loss per share:

         ------------------------------------------------------------------------------------------------
                                                                             Three months ended March 31,
                                                                             ----------------------------
                                                                                2000                 1999
         ------------------------------------------------------------------------------------------------
         Loss determined under Canadian GAAP                          $    3,925,435       $      732,682
         Expenses relating to stock-based compensation (b)                 6,677,748                 --
         ------------------------------------------------------------------------------------------------

         Loss determined under United States GAAP                     $   10,603,183       $      732,682
         ------------------------------------------------------------------------------------------------

         Weighted average number of common shares outstanding
            under United States GAAP                                      55,159,963           27,021,244
         ------------------------------------------------------------------------------------------------

         Loss per share under United States GAAP                      $         0.19       $         0.03
         ------------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------------------


         There would be no impact from the above adjustments on total assets or shareholders' equity reported under Canadian GAAP at March 31, 2000 and December 31, 1999.

SIDEWARE SYSTEMS INC.                                                 SCHEDULE B

SHARE CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2000


COMMON SHARES

                                                                                   $ PER             $
                                                                 NUMBER            SHARE           TOTAL

Jan 1, 2000       Balance forward                              51,769,238                      $30,236,799
                                                             ------------                     ------------

Jan-Mar 2000      Shares issued on exercise of options          1,043,600                        1,901,213

Jan-Mar 2000      Shares issued on exercise
                       of non-transferable warrants             2,623,927                        3,326,573


Jan-Mar 2000      Shares issued for cash                        2,500,000                        5,369,256

Jan-Mar 2000      Share subscriptions received                       --                         15,739,680

Jan-Mar 2000      Share issue costs                                  --                           (393,066)
                                                             ------------                     ------------

March 31, 2000    Total for the quarter                         6,167,527                       25,943,656
                                                             ------------                     ------------

                  SHARE CAPITAL MARCH 31/00                    57,936,765                      $56,180,455
                                                             ============                     ============

SIDEWARE SYSTEMS INC.                                                SCHEDULE B
                                                                     (CONTINUED)

OPTIONS GRANTED
DURING THE THREE MONTHS ENDED MARCH 31, 2000:

DATE:             JANUARY 14, 2000
EXERCISE PRICE:   US$8.69
EXPIRY DATE:      JANUARY 14, 2005

NAME                                                      NUMBER
Friedlander, Scott                                     1,000,000

DATE:             JANUARY 21, 2000
EXERCISE PRICE:   US$11.08
EXPIRY DATE:      JANUARY 21, 2005

NAME                                                      NUMBER
Nussbaum, Jay                                            200,000
Hildebrand, Paul                                         300,000
Walchli, Stewart                                         100,000
Goble, Rosie                                              50,000
Strieb, Bill                                              75,000
Beaman, Lisa                                              20,000
Pate, Chris                                               20,000
Donaldson, Teri-Ann                                       12,000
Liebermand, Stephen                                       15,000
Wrenn, Christy                                            15,000
Sweeny, Tom                                               15,000
Woodward, Kathryn                                         17,500
Sukut, Al                                                 10,000
Gruzin, Mark                                              75,000
Guyton, Will                                              17,500
Ostapovicz, Christopher                                   20,000
Mounts, Gary                                               5,000
Price, Joseph Lee                                          3,000
Woo, Anna                                                  5,000
Green, Charles                                            15,000
Means, Bob                                                10,000

                           QUARTERLY REPORT - FORM 61

                          QUARTER ENDED MARCH 31, 2000

                              SIDEWARE SYSTEMS INC.

                        SHEDULE C: MANAGEMENT DISCUSSION

                     PERIOD: JANUARY 1, 2000 TO MAY 29, 2000

1.       SCOTT FRIEDLANDER

Mr. Friedlander joined Sideware as Executive Vice President of Sales and Marketing. Scott spent 18 years with Xerox and brings a wealth of knowledge and contacts to Sideware.

2.       SALES OFFICES

Sales offices have been opened in San Jose, Atlanta, Boston and Chicago in addition to our main Herndon, Virginia office.

3.       SALES AND SUPPORT STAFF

Sales and Support Staff in the U.S. have grown to 70 people. The company now has approximately 130 employees.

4.       FINANCING

Private Placement financing during this period resulted in approximately US$15,000,000 being raised for Sideware.

5.       INVESTOR RELATIONS ACTIVITIES

Shareholders and interested persons can contact Richard Simpson by telephone at
(604) 986-6121; fax at (604) 980-7121 or by e-mail to rsimpson@sideware.com. Jennifer Burke can be contacted at (604) 669-2101, ext 224, fax at (604) 669-2151 or by e-mail to jennifer@sideware.com. Please visit our website at sideware.com.

                        LIST OF DIRECTORS AT MAY 29, 2000

                                   OWEN JONES
                                GRANT SUTHERLAND
                                  JAMES SPEROS
                                  JAY NUSSBAUM
                                  EDWARD WHITE
                                  PETER KOZICKI

                                   SIGNATURES

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Sideware Systems Inc.

                                         "Grant Sutherland"

Date:  May 31, 2000                      By:  Grant Sutherland, Chairman